EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

5 April 2023

Chairman’s 2023 AGM address

Good morning, I am retired Admiral Robert Natter, Chairman of NOVONIX and I would like to welcome our shareholders, staff and guests to NOVONIX’s Annual General Meeting. I want to acknowledge the original inhabitants of this great land, and one of the world’s oldest continuous cultures, the First Australians. As we come together today let us do so with a deep appreciation (and for me personally, a sincere admiration) for the richness and diversity of Australian culture and heritage, and your commitment to reconciliation, respect, and unity.

I am joined today by Dr. Chris Burns, our CEO, our corporate Secretary Suzanne Yeates, and members of our Board of Directors including the Deputy Chair Tony Bellas and Andrew Liveris. This AGM is being webcast for the benefit of all our shareholders who cannot join us today. Joining via the video conference, we have the remainder of the Board. I look forward to this event each year, as it provides an open forum to update our valued shareholders and address any questions. Following my address, Chris will provide an update on the business.

The Board and the company have accelerated efforts to enhance NOVONIX’s Environmental, Social and Governance (ESG) policies and reporting. Oversight of the Company’s ESG program was placed under the governance structure of the Nominating & Corporate Governance Committee to tackle these important initiatives and the accountability to our stakeholders. The Board fully supports the well-thought out ESG efforts and looks forward to this journey to further formulate our policies and processes and develop a robust reporting framework. We have already heard from investors that applaud our efforts and welcome additional dialogue as we mature our program.

Second, I would like to address the remuneration policy of the company and share thoughts of the Board of Directors. NOVONIX has been working with Aon Radford as a compensation consultant with respect to both our board and management remuneration as part of ensuring good corporate governance. The Remuneration Committee has reviewed and updated our policies to align with best practice remuneration frameworks and processes. We believe our policies will continue to evolve as we mature as a public company and allow us to attract and retain the best talent at all levels in our markets for NOVONIX given our primary listing in Australia and our locus of operations in North American. I have spoken with other leaders of industry, including the EV and battery sector, and the challenge for talent and personnel is real and it is intense. Specific skill sets and technical knowledge are needed at these companies, and ours, as the many and varied participants in the sector position themselves to meet the extraordinary growth in demand for the batteries needed to support renewable power and electrification of transportation.

At NOVONIX we are certainly monitoring the macro cross-currents and geo-political events that are impacting almost every business and every government around the globe. It remains a challenging market for all companies, especially for emerging growth companies like NOVONIX as a technology disruptor in the anode materials market. Although our cash position has not been directly impacted by the regional bank crisis in the United States, we do believe this event is impacting broader capital markets on both interest rates and access to

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

capital. This has spilled into global currency markets, and we all will have observed the impact on the Australian dollar as well.

Recent global events have highlighted opportunities and challenges for NOVONIX. Both COVID and the Russian-Ukrainian conflict have highlighted the need for diversity and security of supply chains. The projected growth in Electric Vehicles and the battery market specifically has accentuated this point in North America. Asian battery material suppliers provide well over 90% of the anode materials to the rest of the world and governments in both United States and Europe are attempting to address these growing concerns with legislative initiatives to institute domestic supply chains for battery manufacturers and critical materials like graphite.

The Biden Administration’s Inflation Reduction Act (IRA) and the Bipartisan Infrastructure Law (BIL) have provided many potential incentives to companies to build out a robust supply chain in the United States. NOVONIX was selected to receive $150M for an approximate $1 Billion US greenfield project to supply the EV battery supply chain. This month the DOE began distributing terms and conditions to BIL grant awardees, including NOVONIX, and we are currently evaluating these terms and negotiating accordingly. Subsequently, the project’s Environmental (NEPA) review process will commence. Separately, the Company has applied for funding with DOE’s Loan Program Office to help support our efforts to construct our Greenfield facility.

It has been six-months since our last address with the change in our reporting cycle. In this short period, the company has been making strong progress on its plan to become a major supplier of synthetic graphite. We are also excited about the contributions from our Battery Technology Solutions team, with the performance of its dry-processed, high-nickel cathode materials and the near term commissioning of its new cathode pilot line.

Last week, we announced NOVINIX has entered a joint venture with TAQAT Development Company. The JV is intended to utilize NOVONIX’s leading battery technology and capability to develop a graphite anode materials facility with capacity of 30,000 tonnes per annum. The Government of Saudi Arabia, as part of its Vision 2030 goals, is using its investment power to support and create a more diverse and sustainable economy. Saudi Arabia plans to have 30% of all vehicles on road be electric by 2030. In our discussions, we have witnessed the seriousness of their intent and the resources they are bringing to accomplish their goals and as NOVONIX as a solid partner.

Clearly, the performance of stock has not reflected the considerable work that is being done with customers and in progressing our graphitization technology and related materials and process technologies. Our share price has gyrated along with the rest of the market and, in particular, the technology sector which has seen even greater volatility. As a battery technology emerging growth company, we have been part of that and felt it to a greater degree than many in our sector.

As we have noted previously, as the Board and management team, we cannot control the share price. What we can control are the decisions we take to ensure we have a sound strategy, and that management is executing that strategy to deliver on our long-term goals. Chris and his team continue to educate the market as to the opportunity that stands before NOVONIX and their progress. Importantly, if we continue to deliver against our key operating milestones, the share price will respond appropriately over time.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Lastly, I want to thank Rob Cooper who is retiring from the board after almost seven years of service to the Company. Rob has provided invaluable contributions to the Board and management of the company including in his role as Chair of the Remuneration Committee. I thank Rob for his service and dedication to Novonix and wish him well with his future endeavours. The retirement of Rob and the recent recruitment of Dan Ackerson and Ron Edmonds flow from the Board’s continuous process of self-assessment, review and renewal. Our aim is to ensure we have the right mix of talent and experience, and the diversity needed to provide the effective governance in support of our corporate objectives.

In closing, I am extremely proud of the progress we have seen at NOVONIX during my tenure as Chairman. And I want to especially recognize our Deputy Chair, Tony Bellas, for his continuing leadership and tireless support. The Board and I will continue to strive to ensure strong governance and are supportive of the actions of management. We see a well laid out plan to capture the tremendous opportunity in the battery sector and are seeing these actions crystalize and look forward to being able to update our shareholders and the market on a timely basis.

Thank you ladies and gentlemen. I will now hand over to Chris Burns for his corporate update presentation.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn, and Twitter.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori McLeod, media@novonixgroup.com (media)

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our joint venture with TAQAT, including the development of a new facility for the production of anode materials for EV batteries and the anticipated performance and benefits. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, our ability to achieve

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

the objectives and financial benefits of the joint venture, the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the United States, Saudi Arabia, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA